UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Blackstone Mortgage Trust, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

09257W100

(CUSIP Number)

Randall S. Rothschild

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Brian M. Stadler, Esq.

Andrew R. Keller, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE TREASURY HOLDINGS III L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,460,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,460,784
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,460,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	The calculation of the foregoing percentage is based on 29,501,651 shares of Common Stock (as defined below) outstanding, as of January 10, 2014, based on information provided by Blackstone Mortgage Trust, Inc., and the issuance of 9,775,000 additional shares of Common Stock pursuant to an underwritten public offering by Blackstone Mortgage Trust, Inc. expected to close on January 14, 2014.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,460,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,460,784
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,460,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	The calculation of the foregoing percentage is based on 29,501,651 shares of Common Stock (as defined below) outstanding, as of January 10, 2014, based on information provided by Blackstone Mortgage Trust, Inc., and the issuance of 9,775,000 additional shares of Common Stock pursuant to an underwritten public offering by Blackstone Mortgage Trust, Inc. expected to close on January 14, 2014.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,460,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,460,784
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,460,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	The calculation of the foregoing percentage is based on 29,501,651 shares of Common Stock (as defined below) outstanding, as of January 10, 2014, based on information provided by Blackstone Mortgage Trust, Inc., and the issuance of 9,775,000 additional shares of Common Stock pursuant to an underwritten public offering by Blackstone Mortgage Trust, Inc. expected to close on January 14, 2014.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,460,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,460,784
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,460,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

†	The calculation of the foregoing percentage is based on 29,501,651 shares of Common Stock (as defined below) outstanding, as of January 10, 2014, based on information provided by Blackstone Mortgage Trust, Inc., and the issuance of 9,775,000 additional shares of Common Stock pursuant to an underwritten public offering by Blackstone Mortgage Trust, Inc. expected to close on January 14, 2014.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS THE BLACKSTONE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,800,215
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,800,215
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	The calculation of the foregoing percentage is based on 29,501,651 shares of Common Stock (as defined below) outstanding, as of January 10, 2014, based on information provided by Blackstone Mortgage Trust, Inc., and the issuance of 9,775,000 additional shares of Common Stock pursuant to an underwritten public offering by Blackstone Mortgage Trust, Inc. expected to close on January 14, 2014.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE GROUP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,800,215
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,800,215
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

†	The calculation of the foregoing percentage is based on 29,501,651 shares of Common Stock (as defined below) outstanding, as of January 10, 2014, based on information provided by Blackstone Mortgage Trust, Inc., and the issuance of 9,775,000 additional shares of Common Stock pursuant to an underwritten public offering by Blackstone Mortgage Trust, Inc. expected to close on January 14, 2014.

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,822,601
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,822,601
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,822,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

†	The calculation of the foregoing percentage is based on 29,501,651 shares of Common Stock (as defined below) outstanding, as of January 10, 2014, based on information provided by Blackstone Mortgage Trust, Inc., and the issuance of 9,775,000 additional shares of Common Stock pursuant to an underwritten public offering by Blackstone Mortgage Trust, Inc. expected to close on January 14, 2014.

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D relates to the class A common stock, par value $0.01 per share (“Common Stock”), of Blackstone Mortgage Trust, Inc., a Maryland corporation (“Blackstone Mortgage Trust”), and amends and supplements the initial statement on Schedule 13D filed on December 21, 2012, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on March 27, 2013, Amendment No. 2 to Schedule 13D filed on May 8, 2013, Amendment No. 3 to Schedule 13D filed on May 20, 2013, Amendment No. 4 to Schedule 13D filed on May 31, 2013 and Amendment No. 5 to Schedule 13D filed on October 11, 2013 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) This Schedule 13D is being filed by:

•	(i) Blackstone Treasury Holdings III L.L.C., a Delaware limited liability company (“Blackstone Treasury Holdings III”), (ii) Blackstone Holdings III L.P., a Quebec, Canada, limited partnership (“Blackstone Holdings III”), (ii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (iv) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (v) The Blackstone Group L.P., a Delaware limited partnership (“Blackstone”), and (vi) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “ Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a United States citizen.

(c) The principal business of Blackstone Treasury Holdings III is performing certain treasury related activities for Blackstone Holdings III and other affiliated Blackstone entities. Blackstone Holdings III is performing the functions of, and serving as, the sole member of Blackstone Treasury Holdings III and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of Blackstone is performing the functions of, and serving as, the managing member of Blackstone Holdings III GP Management L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On January 1, 2014, Blackstone Holdings III transferred 2,460,784 shares of Common Stock to its wholly owned subsidiary, Blackstone Treasury Holdings III, for financial reporting purposes.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) As of the date hereof, Blackstone Treasury Holdings III directly holds 2,460,784 shares of Common Stock, the Manager directly holds 339,431 shares of Common Stock and Mr. Schwarzman directly holds 22,386 shares of Common Stock.

Blackstone Holdings III is the sole member of Blackstone Treasury Holdings III. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone is the managing member of Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman. The Manager is an indirect subsidiary of Blackstone.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The percentage of shares of Common Stock beneficially owned by each Reporting Person set forth on the cover pages of this Schedule 13D is calculated based on 29,501,651 shares of Common Stock outstanding, as of January 10, 2014, based on information provided by Blackstone Mortgage Trust, and the issuance of 9,775,000 additional shares of Common Stock pursuant to an underwritten public offering by Blackstone Mortgage Trust expected to close on January 14, 2014. Blackstone Treasury Holdings III directly holds approximately 6.3% of the shares of Common Stock outstanding (or approximately 8.3% if the additional shares of Common Stock are not issued), the Manager directly holds approximately 0.9% of the shares of Common Stock outstanding (or approximately 1.2% if the additional shares of Common Stock are not issued) and Mr. Schwarzman directly holds approximately 0.06% of the shares of Common Stock outstanding (or approximately 0.08% if the additional shares of Common Stock are not issued).

Each of the Blackstone Entities and Mr. Schwarzman may be deemed to beneficially own the shares of Common Stock beneficially owned by Blackstone Treasury Holdings III and each of Blackstone, Blackstone Group Management L.L.C. and Mr. Schwarzman may be deemed to beneficially own the shares of Common Stock beneficially owned by the Manager.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Blackstone Treasury Holdings III and Mr. Schwarzman, to the extent of they directly hold shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, none of the Reporting Persons have engaged in any transactions during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

In connection with the above mentioned transfer, Blackstone Treasury Holdings III has entered into a lock-up letter, dated January 1, 2014, which is filed as an exhibit hereto and incorporated by reference herein, pursuant to which it agreed that, until January 18, 2014, it will not dispose of or hedge the Common Stock. Blackstone Holdings III had entered into a similar lock-up letter with the representatives of the underwriters in connection with the underwritten public offering on November 19, 2013 of Blackstone Mortgage Trust’s convertible senior notes, pursuant to which Blackstone Holdings III is permitted, among other things, to transfer the Common Stock to its affiliates or to any investment fund or other entity controlled or managed by it.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby supplemented as follows:

11. Blackstone Mortgage Trust, Inc. Lock-Up Letter dated as of November 12, 2013 of Blackstone Holdings III L.P.

12. Joint Filing Agreement dated January 10, 2014 among the Reporting Persons (filed herewith).

13. Blackstone Mortgage Trust, Inc. Lock-Up Letter dated as of January 1, 2014 of Blackstone Treasury Holdings III L.L.C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014

BLACKSTONE TREASURY HOLDINGS III L.L.C.

By:	Blackstone Holdings III L.P., its sole member
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN